EXHIBIT 21

SUBSIDIARIES OF MERCER INTERNATIONAL INC.

	Jurisdiction	Shareholding at Year End
Name of Subsidiary(1)	of Incorporation	Direct	Indirect

Zellstoff-und Papierfabrik Rosenthal GmbH	Germany	—	100%
Zellstoff Stendal GmbH	Germany	—	74.9%
Zellstoff Celgar Limited	Canada	100%	—
Zellstoff Celgar Limited Partnership	Canada	100%	—

(1)	All the subsidiaries are conducting business under their own names.